GIVEN IMAGING LTD. Yoqneam Industrial Park Yoqneam, Israel 20692

August 4, 2005

Dear Shareholder:

        You are cordially invited to attend the 2005 Annual General Meeting of shareholders of Given Imaging Ltd. on Tuesday, August 30, 2005, beginning at 5:00 p.m., local time, at the Company’s head offices, at Hermon Building, New Industrial Park, Yoqneam 20692, Israel. We look forward to greeting as many of you as can attend the Annual General Meeting.

        Holders of the Company’s ordinary shares are being asked to vote on the matters listed in the enclosed Notice of Annual General Meeting of shareholders. Your Board of Directors recommends a vote “FOR” all of the matters set forth in the notice.

        Whether or not you plan to attend the Annual General Meeting, it is important that your ordinary shares be represented and voted at the Annual General Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

Very truly yours,

DORON BIRGER Chairman of the Board of Directors

GIVEN IMAGING LTD. NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

        To the Shareholders of Given Imaging Ltd.:

        The Annual General Meeting of Shareholders of Given Imaging Ltd. (the “Company”) will be held at the Company’s head offices, at Hermon Building, New Industrial Park, Yoqneam 20692, Israel, on Tuesday, August 30, 2005, at 5:00 p.m., local time, for the following purposes:

1.	To elect the directors of the Company to serve until the next Annual Meeting (“Proposal 1”);
2.	To approve the compensation of the President and Chief Executive Officer of the Company (“Proposal 2”);
3.	To approve changes to the compensation of the directors of the Company (“Proposal 3”);
4.	To reappoint the firm of Somekh Chaikin, a member of KPMG International (“KPMG”), as the Company’s independent auditor until the Company’s next annual general meeting, and to authorize the Company’s board of directors to determine their remuneration (“Proposal 4”); and
5.	To report on the business of the Company for the year ended December 31, 2004, and to act upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof.

        Only shareholders of record at the close of business on August 1, 2005, are entitled to notice of, and to vote at, the meeting.

        WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING AND REGARDLESS OF THE NUMBER OF ORDINARY SHARES YOU OWN, YOU ARE REQUESTED TO COMPLETE AND RETURN THE ENCLOSED PROXY, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS OF THE COMPANY, AND TO MAIL IT PROMPTLY IN THE ACCOMPANYING ENVELOPE, OR TO VOTE BY TELEPHONE OR OVER THE INTERNET IN ACCORDANCE WITH THE INSTRUCTIONS ON THE PROXY CARD.

        If you are present at the Annual General Meeting and desire to vote in person, you may revoke your appointment of proxy at the meeting so that you may vote your shares personally.

By Order of the Board of Directors,

DORON BIRGER Chairman of the Board of Directors

ANNUAL GENERAL MEETING OF SHAREHOLDERS

General Information

        This Proxy Statement is being furnished to holders of ordinary shares, par value NIS 0.05 each, of Given Imaging Ltd., an Israeli corporation (the “Company”), in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Annual General Meeting of Shareholders of the Company to be held on Tuesday, August 30, 2005, at 5:00 p.m., local time, at the Company’s head offices at Hermon Building, New Industrial Park, Yoqneam 20692, Israel, and at any adjournment or adjournments thereof (the “Annual Meeting”). This Proxy Statement and the accompanying form of proxy are first being mailed to shareholders on or about August 4, 2005.

The Proxy

        Gavriel D. Meron, Yoram Ashery and Ido Warshavski, or any of them, have been nominated as proxies by the Board of Directors of the Company with respect to the matters to be voted upon at the Annual Meeting.

        All ordinary shares represented by properly executed proxies received prior to or at the Annual Meeting and not revoked prior to the Annual Meeting in accordance with the procedure described below will be voted as specified in the instructions indicated in such proxies. If no instructions are indicated, such proxies will be voted in accordance with the recommendations of the Board of Directors contained in this Proxy Statement and in the discretion of the persons named in the proxy in respect of such other matters as may properly come before the Annual Meeting.

Revocation of Proxies

        A shareholder may revoke his, her or its proxy by delivering to the Company, subsequent to receipt by the Company of his, her, or its proxy a written notice canceling the proxy or appointing a different proxy, or upon receipt by the Chairman of the Annual Meeting of written notice from such shareholder of the revocation of his, her or its proxy or by attending and voting in person at the Annual Meeting. Attendance at the General Meeting will not in and of itself constitute revocation of a proxy.

Shareholders Entitled to Vote

        Shareholders of record who held ordinary shares at the close of business on August 1, 2005 (the “Record Date”), are entitled to notice of and to vote at the General Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant list of a securities depository, are considered to be beneficial owners of shares held in street name. These proxy materials are being forwarded to beneficial owners by your bank, broker or other nominee that is considered the holder of record. Beneficial owners, have the right to direct how their shares should be voted and are also invited to attend the meeting, but may not actually vote their shares in person at the meeting. The bank, broker or other nominee which is a shareholder of record has enclosed a voting instruction card for you to in directing the holder of record how to vote the shares.

        As of the Record Date, there were 27,834,411 ordinary shares issued, outstanding and entitled to vote at the General Meeting.

Quorum and Voting

        Pursuant to the Company’s Articles of Association, the quorum required for the Annual Meeting consists of at least two shareholders present, in person or by proxy who hold or represent between them at least 33 1⁄3% of the Company’s issued share capital. Under Israeli law and the Company’s Articles of Association, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

        The affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy, and voting thereon is necessary for the approval of each proposal. On each matter submitted to shareholders for consideration at the Annual Meeting, only ordinary shares that are voted on such matter will be counted towards determining whether such matter is approved by shareholders. Ordinary shares present at the Annual Meeting that are not voted on a particular matter or ordinary shares present by proxy where the shareholder properly withheld authority to vote on such matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders. Shareholders will not be allowed to cumulate their votes in the election of directors.

        A broker non-vote occurs when a bank, broker or other nominee holding ordinary shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. On all matters considered at the Annual Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted as present in determining if a quorum is present.

        Each ordinary share is entitled to one vote on each proposal or item that comes before the Annual Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to attend at the Annual Meeting shall be conferred upon all of the joint owners, but the right to vote at a the meeting and/or the right to be counted as part of the quorum thereat shall be conferred exclusively upon the senior amongst the joint owners attending the meeting, in person or by proxy, and for this purpose seniority shall be determined by the order in which the names stand on the Company’s Shareholder Register.

Proxy Solicitation

        The Company will bear the costs of solicitation of proxies for the Annual Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, telegram, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed for their reasonable expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold ordinary shares.

PRINCIPAL SHAREHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of the Company's ordinary shares as of the Record Date for: (1) each person who the Company believes beneficially owns 5% or more of the outstanding ordinary shares, and (2) all of the Company’s directors and executive officers as a group. Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission (the “SEC”) and generally includes any shares over which a person exercises sole or shared voting or investment power. The table also includes the number of shares underlying options that are exercisable within 60 days of the date of the Record Date. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

Name and Address	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
IDB Holding Corporation Ltd.(1)	10,277,733	37.2%
OrbiMed Advisors LLC, OrbiMed Capital LLC and Samuel D. Isaly(2)	3,636,747	13.2
All directors and executive officers as a group(3)	16,017,388	58.0

(1)	Based on a Schedule 13D/A filed on November 4, 2004 and on information provided to the Company supplementally, consists of 4,082,982 ordinary shares owned by Elron Electronic Industries Ltd., or Elron, 3,462,441 ordinary shares owned by Discount Investment Corporation Ltd., or DIC, and 2,732,310 ordinary shares owned by RDC Rafael Development Corporation Ltd., or RDC. Based on information contained in that Schedule 13D/A and on information provided to the Company supplementally, Elron owns all of the outstanding shares of DEP Technology Holdings Ltd. which, in turn, holds 50.1% of the voting power of RDC. As a result, Elron may be deemed to be the beneficial owner of the ordinary shares owned by RDC. As of July 17, 2005, DIC owned approximately 47.6% of the outstanding shares of Elron and, as a result, DIC may be deemed to be the beneficial owner of the ordinary shares owned by RDC and by Elron. The address of DIC is The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. The address of RDC is Building 7, New Industrial Park, Yoqneam 20692, Israel. The address of Elron is The Triangular Tower, 42nd Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. As of July 17, 2005, IDB Holding Corporation, or IDBH, owned approximately 67.7% of the outstanding shares of IDB Development Corporation Ltd., or IDBD, which, in turn, owned approximately 68.5% of the outstanding shares of DIC. As a result, IDBH may be deemed to be the beneficial owner of the ordinary shares owned by DIC, RDC and Elron. The address of each of IDBH and IDBD is The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDBH is a public company traded on the Tel Aviv Stock Exchange. Approximately 51.7% of the outstanding share capital of IDBH is owned by a group comprised of (i) Ganden Investments I.D.B. Ltd., or Ganden, a private Israeli company controlled by Nochi Dankner and his sister, Shelly Bergman, which holds approximately 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments-IDB Ltd., or “Manor”, a private Israeli company controlled by Ruth Manor, which holds approximately 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd., or Livnat, a private Israeli company controlled by Avraham Livnat, which holds approximately 10.34% of the equity of and voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023. In addition, as of July 17, 2005, (a) Shelly Bergman held approximately 7.2% of the equity of and voting power in IDBH; (b) Ganden held approximately 2.2% of the equity and voting power in IDBH and another private Israeli company controlled by Nochi Dankner and his sister, Shelly Bergman, which is the parent company of Ganden, held approximately 7.1% of the equity and voting power of IDBH; (c) another private Israeli company controlled by Ruth Manor, which is the parent company of Manor, held approximately 0.03% of the equity and voting power in IDBH and (d) another private Israeli company controlled by Avraham Livnat, which is the parent company of Livnat, held approximately

0.04% of the equity and voting power in IDBH. All the additional holdings described in clauses (a), (b), (c) and (d) above are not subject to the aforementioned shareholders agreement. Nochi Dankner is Chairman of IDBH, IDBD and DIC and a director of Elron. Shelly Bergman, Isaac Manor (the husband of Ruth Manor) and Zvi Livnat (a son of Avraham Livnat) are directors of IDBH, IDBD and DIC. Shai Livnat (another son of Avraham Livnat) is a director of IDBD and Elron. Dori Manor (the son of Isaac and Ruth Manor) is a director of IDBH, IDBD, DIC and Elron. The address of Nochi Dankner is The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. The address of Shelly Bergman is 9 Hamishmar Ha’Ezrachi Street, Afeka, Tel Aviv, Israel. The address of Ruth Manor is 26 Hagderot Street, Savyon, Israel. The address of Avraham Livnat is Taavura Junction, Ramle, Israel. These individuals disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of their pecuniary interest therein. On September 29, 2003, Elron and DIC entered into a voting agreement pursuant to which, among other things, DIC agreed to vote all of its ordinary shares in favor of nominees to the Company’s board of directors proposed by Elron. The voting agreement is for a term of one year and renews automatically each year thereafter unless terminated by notice of either party to the other party no later than August 30 in each year, or unless earlier terminated by agreement of both parties thereto.

(2)	Based on a Schedule 13D/A filed on September 29, 2004 and on information provided to the Company supplementally, consists of 2,250,733 ordinary shares and options to purchase 2,157 ordinary shares owned by Caduceus Private Investments L.P., or Caduceus; 485,000 ordinary shares and options to purchase 771 ordinary shares owned by Eaton Vance Worldwide Health Sciences Portfolio, or Eaton Vance; 485,000 ordinary shares and options to purchase 771 ordinary shares owned by Finsbury Worldwide Pharmaceutical Trust, or Finsbury; 330,000 ordinary shares owned by UBS Juniper Crossover Fund LLC, or Juniper; 82,171 ordinary shares and options to purchase 144 ordinary shares owned by OrbiMed Associates LLC, or OrbiMed Associates, 2,157 options to purchase ordinary shares owned by OrbiMed Advisors LLC, or OrbiMed Advisors. OrbiMed Capital is the general partner of Caduceus, OrbiMed Advisors acts as managing member of OrbiMed Associates, OrbiMed Advisors acts as investment manager of Juniper, OrbiMed Advisors acts as investment advisor to Finsbury and OrbiMed Advisors LLC acts as investment adviser to Eaton Vance. As a result, OrbiMed Advisors and OrbiMed Capital have discretionary investment management authority with respect to the assets of Caduceus, Eaton Vance, Finsbury, OrbiMed Associates and Juniper. Samual D. Isaly owns a controlling interest in OrbiMed Advisors and OrbiMed Capital. Samuel D. Isaly, Sven Borho, Michael Sheffery, Jonathan Silverstein and Carl L. Gordon, share ownership and control of OrbiMed Associates, OrbiMed Capital and OrbiMed Advisors. The address of OrbiMed Advisors, OrbiMed Capital, OrbiMed Advisors, Inc., Samuel D. Isaly, Sven Borho, Michael Sheffery, Jonathan Silverstein and Carl L. Gordon is 767 Third Avenue, 30th Floor, New York, NY 10017. These individuals each disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of his pecuniary interest therein.

(3)	Includes 10,277,733 ordinary shares beneficially owned by IDB Holding Corporation and 3,636,747 ordinary shares beneficially owned by the OrbiMed entities, as well as ordinary shares and options to purchase ordinary shares held by directors and officers in their personal capacities or by their nominees. The Company’s directors and officers disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of their pecuniary interest therein.

PROPOSAL 1—ELECTION OF DIRECTORS (EXCEPT OUTSIDE DIRECTORS)

        The Company’s Board of Directors currently consists of nine members. Two current members of the Board of the Directors, Mr. Reuven Baron and Dr. Dalia Megiddo, will not be standing for reelection at the Annual Meeting. Prof. Anat Leowenstein, who is not currently a member of the Board of Directors, is standing for election at the Annual Meeting. As a result, following the Annual Meeting, the Board will consist of eight members. Except for the Outside Directors, as defined below, each Director serves until the next Annual Meeting following the Annual Meeting or Special General Meeting at which such Director was elected, or until his/her earlier removal pursuant to a resolution of the holders of a majority of the voting power represented at a General Meeting in person or by proxy.

        Under the Israeli Companies Law, Israeli public companies, including a company whose shares are traded on an exchange located outside of Israel, are required to appoint at least two individuals to serve as Outside Directors on the Board of Directors of such company. An “Outside Director” is qualified under the Companies Law, inter alia, as an individual, who at the time of appointment, and two years prior to such appointment, such individual (and such individual’s relatives, partners, employers or corporate entities controlled by such person) had and continues to have no interest (as such “interest” is described under the Israeli Companies Law) in the Company or in a controlling member of the Company or in a body corporate, in which the Company or a controlling member thereof is a controlling member at the time of the appointment or during the two years before the time of the appointment; and such individual (and such individual’s relatives, partners, employers or corporate entities controlled by such person) at the time of the appointment and thereafter, has no, nor may have any potential conflict of interest with the Company. The initial term of an Outside Director is three years and may be extended for an additional three year period. The following individuals were elected in December 2001 for an initial three-year term and were reelected for one additional three year term in May 2004, which will expire in December 2007.

Outside Directors with Terms Expiring in 2007

Nominee	Business Experience
James M. Cornelius	Mr. Cornelius, age 61, has served as a director since October 2001 and was elected as an outside director in December 2001. Mr. Cornelius currently serves as the non-executive Chairman of the board of directors of Guidant Corporation, a U.S. cardiac and vascular medical device company. From 1994 until 2000, Mr. Cornelius served as the Senior Executive and Chairman of Guidant Corporation. From 1983 to 1994, Mr. Cornelius was a director, a member of the Executive Committee and Chief Financial Officer of Eli Lilly and Company. From 1980 to 1982, Mr. Cornelius served as President and Chief Executive Officer of IVAC Corporation, formerly part of Eli Lilly’s Medical Device and Diagnostics Division, and from 1978 to 1980, Mr. Cornelius was Director of Acquisitions for Eli Lilly’s Medical Device and Diagnostics Division. Mr. Cornelius currently also serves as a director of Bristol-Myers Squibb Company, The Chubb Corporation, The DIRECTV Group, Inc. and The National Bank of Indianapolis. Mr. Cornelius holds an M.B.A. and a B.A. in accounting from Michigan State University.
Michael Grobstein	Mr. Grobstein, age 62, has served as a director since October 2001 and was elected as an outside director in December 2001. Mr. Grobstein has served as a director of Guidant Corporation since 1999, and is currently chairman of Guidant’s audit committee and a member of its corporate governance committee. Mr. Grobstein worked with Ernst & Young LLP from 1964 to 1998, and was admitted as a partner in 1975. At Ernst & Young, Mr. Grobstein served as a Vice Chairman—International Operations from 1993 to 1998, as Vice Chairman—Planning, Marketing and Industry Services from 1987 to 1993, and Vice Chairman—Accounting and Auditing Services from 1984 to 1987. In these positions, Mr. Grobstein, among other things, oversaw the global strategic planning of the firm, was responsible for developing and implementing the firm’s worldwide audit service delivery process and consulted with multinational corporations on a wide variety of financial reporting matters. Mr. Grobstein is a certified public accountant in the United States and holds a B.Sc. in accounting from the University of Illinois.

        The Board of Directors has nominated for election or reelection the following persons to serve as directors of the Company until the next Annual General Meeting of shareholders: Doron Birger, who serves as the Chairman of the Board; Jonathan Silverstein; Chen Barir; Eyal Lifschitz; Prof. Anat Leowenstein and Gavriel D. Meron.

        Each of the above named nominees has consented to being named in this Proxy Statement and will serve as a director if elected. If, however, at the time of the Annual Meeting any of the above named nominees should be unable or decline to serve, the persons named as proxies herein will vote for such substitute nominee or nominees as the Board of Directors may choose to recommend, or will vote to allow the vacancy created thereby to remain open until filled by the Board of Directors, as decided by the Board of Directors.

Nominees For Election or Reelection at the Annual Meeting

Nominee	Business Experience
Doron Birger	Mr. Birger, age 54, has served as Chairman of the board of directors since August 2002 and as a director since June 2000. Mr. Birger has served as Chief Executive Officer of Elron Electronic Industries since August 2002, President since 2001, Chief Financial Officer from 1994 to August 2002, and Corporate Secretary from 1994 to 2001. Mr. Birger is a director of Netvision Ltd. and RDC Rafael Development Corporation and chairman of the board of directors and a director of many privately held companies in the Elron group in the field of medical device, semiconductors, communication and special materials. From 1991 to 1994, Mr. Birger was Vice President—Finance at North Hills Electronics Ltd., an advanced electronics company. From 1990 to 1991, Mr. Birger served as Chief Financial Officer of Middle-East Pipes Ltd., a manufacturer in the metal industry. From 1988 to 1990, Mr. Birger served as Chief Financial Officer of Maquette Ltd., a manufacturer and exporter of leather fashion. From 1981 to 1988, Mr. Birger was Chief Financial Officer and director at Bateman Engineering Ltd. and I.D.C. Industrial Development Company Ltd. Mr. Birger holds a B.A. and an M.A. in economics from the Hebrew University, Jerusalem.
Jonathan Silverstein	Mr. Silverstein, age 38, has served as a director since September 2000. Mr. Silverstein is a General Partner at OrbiMed Advisors LLC, a global healthcare asset management firm. Mr. Silverstein joined OrbiMed in 1999. From 1996 to 1999, Mr. Silverstein was the Director of Life Sciences in the Investment Banking Department at the Sumitomo Bank Limited. From 1994 to 1996, Mr. Silverstein was an associate at Hambro Resource Development. Mr. Silverstein serves as a director of DOV Pharmaceuticals, Avanir Pharmaceuticals, Emphasys Medical Corporation and Predix Pharmaceuticals and is a former director for Auxilium Pharmaceuticals, Orthovita, Inc. and LifeCell Corporation. Mr. Silverstein has a B.A. in economics from Denison University and a J.D. and an M.B.A. from the University of San Diego.
Chen Barir	Mr. Barir, age 46, has served as director since August 2002. Mr. Barir is Chairman of Berman & Co. Trading and Investments Ltd. and subsidiaries, a private investment company specializing in seed and early stage venture investments and management focusing primarily on medical devices, investments in emerging markets and real estate. Mr. Barir is Chairman of Galil Medical Ltd. and Sunlight Medical Ltd., Vice Chairman of Oncura, Inc. and a director of Optonol, Inc. Mr. Barir holds an LL.B. from the Hebrew University in Jerusalem, an M.B.A. from the European Institute of Business Administration (INSEAD) in Fontainebleau, France, and a Doctorate (SJD) in Law and Economics from Harvard Law School, Cambridge, Massachusetts.

Eyal Lifschitz	Mr. Lifschitz, aged 38, has served as a director since December 2003. Since 2001, Mr. Lifschitz has served as Chief Executive Officer of Peregrine Ventures, a venture capital fund focused on the medical device industry. Mr. Lifschitz serves on the Board of Directors of Neovasc ltd. and of NeuroSonix ltd. Prior to 2001, Mr. Lifschitz was co-founder of a number of medical technology companies, including PharmaSys (acquired by Elan Corp. NYSE:ELN), where he served as Director of Business Development from 1990 to 1994, VisionCare Ophthalmic Technologies, Inc., where he served as Director of Business Development from 1997 to 2001, BioControl, Ltd., where he served as Director of Business Development from 1999 to 2001 and ECR Ltd.(acquired by AVX Corp. NYSE:AVX), where he served as General Manager from 1994 to 2001. Mr. Lifschitz holds an LL.B degree from Sh.M. in Israel.
Prof. Anat Leowenstein	Prof. Loewenstein, age 46, has served as Director of the Department of Ophthalmology, Tel Aviv Medical Center, since January 2000 and a Professor at the Sackler School of Medicine, Tel Aviv University, since April 1999. In addition, since 2000 Prof. Loewenstein has been a member of the Advisory Board of Notal Vision, a medical device company in the area of ophthalmology, and from 1996 until 1997 she served as an advisor to Talia Technologies Ltd., which developed an instrument for the measurement of retinal thickness. Prof. Loewenstein holds an M.D. from the Hebrew University of Jerusalem and Masters Degree in Health Administration from Tel Aviv University.
Gavriel D. Meron	Mr. Meron, age 52, founded Given Imaging in 1998 and has served as President and Chief Executive Officer since that time. Mr. Meron became a director in August 2002. Prior to founding Given Imaging, from 1995 to 1997, Mr. Meron served as Chief Executive Officer of APPLItec Ltd., an Israeli designer and manufacturer of video cameras and systems primarily for the medical endoscopy market. From 1993 to 1995, Mr. Meron was General Manager and Chief Operating Officer of Optibase Ltd., an Israeli manufacturer of hardware and software products that compress and playback digital video and sound for multimedia applications. From 1988 to 1993, Mr. Meron was Chief Financial Officer of InterPharm Laboratories Ltd., an Israeli company formerly listed on the Nasdaq National Market and a subsidiary of the Ares-Serono Group, a Swiss ethical pharmaceutical company. From 1983 to 1987, Mr. Meron held various management positions at the Tadiran Group, an Israeli telecommunications and semiconductor manufacturer. From 1973 to 1983, Mr. Meron served as an officer in the Israeli army overseeing the budgets of a range of military industries. Mr. Meron holds an M.B.A. from Tel Aviv University and a B.A. in economics and statistics from the Hebrew University, Jerusalem.

        The affirmative vote of the holders of a majority of the voting power represented and voting at the Meeting in person or by proxy is necessary to elect each of above named nominees as directors.

        The Board of Directors recommends a vote “FOR” the proposal to elect each of the above-named nominees as directors.

PROPOSAL 2—COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

        Shareholders are being asked to approve the following compensation for Gavriel Meron, the Company’s President and Chief Executive Officer, who is also a director:

        For the fiscal year 2005, the Board of Directors and the Compensation Committee approved for Mr. Meron (1) an increase of Mr. Meron’s annual base salary of $250,000 to $271,750, (2) a bonus of up to 12 monthly salaries of Mr. Meron, subject to the Company meeting certain performance targets defined by the Board of Directors, and (3) a grant of options to purchase 70,000 ordinary shares at an exercise price of $36.10, equal to the closing price of the Company’s ordinary shares on the Nasdaq National Market on the date of the grant (i.e., December 21, 2004), vesting in accordance with the terms of the Company’s 2003 stock option plan.

        Approval of the compensation of the directors requires the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy, and voting thereon is necessary for the approval of the resolution to approve the compensation of directors.

        The Board of Directors recommends that the shareholders vote “FOR” the payment of the compensation described above.

PROPOSAL 3—DIRECTOR COMPENSATION

        The Company believes that in order to attract and retain dedicated individuals as directors and in order to align their interests with its other shareholders, it needs to provide equity compensation and directors fees at customary levels to its directors. Under the Israeli Companies Law, shareholders must approve the terms of compensation of the Company’s directors, whether received in their capacity as directors or otherwise, after prior approval by the Company’s Audit Committee and Board of Directors. Accordingly, shareholders are being asked to ratify and approve the changes to directors’ compensation, commencing retroactively on January 1, 2005, as described below. Compensation for Gavriel Meron, the Company’s President and Chief Executive Officer, who is also a director, is discussed in Proposal 2.

        (1) The recurring annual stock option grants approved by the shareholders at the annual meeting in June 2003 for board service will be made to any director (including outside directors) serving immediately following each annual meeting of the Company. Such options will vest on the date of the annual meeting in the subsequent year (instead of the 18-month vesting period previously approved in respect of the annual grant for board service). The recurring annual stock option grants approved by the shareholders at the annual meeting in June 2003 for committee service shall vest after twelve months from the date of grant (instead of the two-year vesting period previously approved in respect of the annual grant for committee service) provided that the committee member receiving the options is still a director at the time of the scheduled vesting. The Company believes that this granting and vesting schedule better reflects the nature of the director’s service than the current situation whereby the grant date is not related to the commencement or renewal of a director’s service.

        (2) In the event that the service of any director who has served for five years or more is terminated for any reason other than cause, all unvested options held by such director shall automatically vest and become exercisable immediately prior to such termination. The Company notes that the service of its two outside directors which commenced in December 2001 is limited under Israeli law to two three-year terms. The purpose of this change in vesting is to enable these directors and other long-serving directors to benefit from the options granted to them prior to the termination of their service.

        (3) The Board of Directors intends to form a subcommittee to assist with, and oversee, preparation of financial statements and other materials for review by the Audit Committee. This subcommittee is being formed in recognition of the significant workload that currently falls on the Audit Committee. The subcommittee will comprise one member of the audit committee and no more than two members of the Company’s management. The subcommittee will not have any of the powers of the Audit Committee or the Board of Directors. It is proposed that the member of the Audit Committee that serves on this subcommittee shall receive annual fees of $5,000 and a recurring annual grant of stock options to purchase 4,000 ordinary shares. Members of the Company’s management serving on the subcommittee will not receive additional compensation.

        (4) The grant of 11,000 options to purchase ordinary shares of the Company to Mr. Doron Birger, in respect of his service as Chairman of the Company's board of directors and the grant of 3,000 options in respect of Mr. Birger’s service as a member of the Company’s Compensation and Nominating Committee. To date, Mr. Birger has not received any options for his service as a director or a member of a committee. These grants shall be made annually under the same terms of the grant made to other directors and committee members.

        Directors’ fees and stock options in respect of service by our director, Doron Birger, are paid and granted to Elron Electronics Industries, where he serves as President and Chief Executive Officer, and in respect of service by our director Jonathan Silverstein are paid and granted to OrbiMed Advisors LLC, where he is a General Partner.

        Approval of the changes described above to the compensation of the directors requires the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy, and voting thereon is necessary for the approval of the resolution to approve the compensation of directors.

        The Board of Directors recommends that the shareholders vote “FOR” the changes to the director compensation described above.

PROPOSAL 4—APPOINTMENT OF SOMEKH CHAIKIN,
A MEMBER OF KPMG INTERNATIONAL, AS THE COMPANY’S
INDEPENDENT AUDITOR UNTIL THE NEXT ANNUAL GENERAL MEETING AND
AUTHORIZATON TO DETERMINE COMPENSATION

        The Company is submitting for approval the appointment of Somekh Chaikin, a member of KPMG International (“KPMG”), as its independent auditor to audit the consolidated financial statements of the Company and its subsidiaries for fiscal year 2005, and to serve as its independent auditor until the next annual general meeting, and the authorization of the Company’s board of directors to determine their remuneration.

        The following table sets forth the total remuneration that was paid by the Company and its subsidiaries to KPMG in each of the Company’s previous two fiscal years:

	2003	2004
	(in thousands) (unaudited)
Audit fees	$175	$225
Audit-related fees(1)	21	24
Tax fees(2)	36	64
All other fees(3)	27	146

Total	$259	$459

(1)	“Audit-related fees” includes fees related to the review of the annual report that the Company files with the SEC.
(2)	“Tax fees” includes fees for professional services rendered by the Company's auditor for tax compliance and tax advice on actual or contemplated transactions.
(3)	“All other fees” includes fees related to advice on international transfer prices, compliance with Sarbanes-Oxley Act requirements, information technology and support services, and review of the prospectus distributed by the Company in June 2004 in connection with a follow-on equity offering.

        Our audit committee pre-approved all audit and non-audit services provided to the Company and its subsidiaries during the periods listed above.

        Representatives of KPMG will not be present at the Annual Meeting.

        An affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy is required for the appointment of KPMG as the Company’s independent auditor until the next annual general meeting, and for the authorization of the Company’s board of directors to determine remuneration.

        The Audit Committee has recommended (which recommendation was adopted by the Board of Directors) the selection of the Company’s independent auditor, subject to shareholder approval. Accordingly, the Board of Directors recommends a vote “FOR” this proposal.

AUDIT COMMITTEE REPORT

        The Audit Committee is comprised solely of independent directors, as defined by the rules of the SEC and the Nasdaq Stock Market, Inc., and operates under a written charter, which was most recently published in the Company’s proxy statement for its 2003 Annual Shareholders’ Meeting. The charter was updated in 2003 to reflect applicable legal requirements, including those that will become effective with respect to the Company on July 31, 2005.

        The Audit Committee includes at least one independent director who is determined by the Board of Directors to meet the qualifications of an “audit committee financial expert” in accordance with SEC rules. Michael Grobstein is the independent director who has been determined to be an audit committee financial expert. Shareholders should understand that this designation is an SEC disclosure requirement related to Mr. Grobstein’s experience and understanding with respect to certain accounting and auditing matters. The designation does not impose on Mr. Grobstein any duties, obligations or liability that are greater than are generally imposed on him as a member of the Audit Committee and the Board of Directors, and his designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board of Directors.

        The primary focus of the Audit Committee is to assist the Board of Directors in its general oversight of the Company’s financial reporting, internal controls and audit function. Management has the primary responsibility for preparation, presentation and integrity of the Company’s financial statements, accounting and financial reporting principles, internal controls and procedures designed to ensure compliance with applicable accounting standards, and applicable laws and regulations. The Company’s independent auditor is responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards in the United States. Members of the Audit Committee are not auditors, and their functions are not intended to duplicate or certify the activities of management and the independent auditor, nor can the Audit Committee certify that the independent auditor is “independent” under applicable rules.

        In this context, the Audit Committee has met and held discussions with management, the Company’s internal auditor and the independent auditor. Management represented to the Audit Committee that the audited financial statements of the Company included in the Company’s Annual Report to Shareholders for the year ended December 31, 2004, were prepared in accordance with generally accepted accounting principles in the United States, and the Audit Committee has reviewed and discussed the consolidated financial statements with management, the internal auditor and the independent auditor. The Audit Committee discussed with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61, “Communication with Audit Committees.” The Audit Committee’s discussions with the internal and independent auditor were held both with and without management present, and included the scope of their respective audits, their evaluation of the Company’s internal controls and the overall quality of the Company’s financial reporting.

        In addition, the Audit Committee has discussed with the independent auditor the auditor's independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board Standard No. 1, “Independence Discussions with Audit Committees,” and approved the fees for audit, audit-related and nonaudit services provided by the independent auditor, and evaluated the types of nonaudit services performed, including whether or not those services were compatible with the independent auditor’s independence.

        Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, that the audited consolidated financial statements be included in the Annual Report on Form 20-F for the year ended December 31, 2004, as filed with the SEC. The Audit Committee has recommended (which recommendation was adopted by the Board of Directors) the selection of the Company’s independent auditor, subject to shareholder approval.

        In May 2005, the Audit Committee approved the appointment of Deloitte Touche Tohmatsu as the new internal auditor of the Company. The appointment of an internal auditor is required under the Israeli Companies Law. Deloitte replaced Earnst & Young that discontinued its engagement as internal auditor as of February 2005, in order to preserve its independence as the independent auditor of one of the Company’s affiliates.

        Submitted by the Audit Committee of the Company’s Board of Directors:

Michael Grobstein, Chairman
James M. Cornelius
Dr. Dalia Megiddo

PROPOSALS OF SHAREHOLDERS

        Any shareholder of the Company who intends to present a proposal at the Company’s annual meeting of shareholders to be held in 2006 must satisfy the requirements of the Israeli Companies Law in order to have a proposal presented thereat. Under the Israeli Companies Law, only shareholders who serverally or jointly hold at least one percent (1%) of the Company’s outstanding voting rights are entitled to request that the Board of Directors of the Company include a proposal, in a future shareholders meeting, provided that such proposal is appropriate to be discussed in such meeting.

        With respect to the Company’s annual meeting of shareholders to be held in 2006, if the Company is not provided with notice of a shareholder proposal for inclusion in the Company’s proxy statement by March 31, 2006, the Company will not include such proposal in the agenda for the 2006 annual meeting of shareholders.

OTHER BUSINESS

        The Board of Directors of the Company is not aware of any other matters that may be presented at the Annual Meeting other than those mentioned in the attached Company’s Notice of Annual General Meeting of shareholders. If any other matters do properly come before the Annual Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

        Copies of the Company’s 2004 Annual Report to shareholders are being mailed to shareholders simultaneously with this Proxy Statement. The Company also filed an Annual Report for the year ended December 31, 2004 on Form 20-F with the SEC on March 25, 2005. In addition, the Company filed a number of press releases and transcripts of its investor conference calls on Form 6-K, including a press release Form 6-K, dated May 2, 2005, regarding its business and financial results in the first quarter of 2005 and a press release on Form 6-K, dated July 12, 2005, regarding its preliminary financial results of the second quarter of 2005. Shareholders may obtain a copy of these documents without charge at www.givenimaging.com.

By Order of the Board of Directors,

Doron Birger Chairman of the Board of Directors

Yoqneam, Israel
Date: August 4, 2005

Appendix 1

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ANNUAL MEETING OF SHAREHOLDERS TO BE HELD AUGUST 30, 2005
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF GIVEN IMAGING LTD.

The undersigned hereby appoints Gavriel Meron, Yoram Ashery and Ido Warshavski and each or any of them, proxies of the undersigned, with full power of substitution to vote all of the shares Given Imaging Ltd., an Israeli company (the “Company”), which the undersigned may be entitled to vote at the Annual Meeting of shareholders of the Company to be held at the Company’s head offices at Hermon Building, New Industrial Park, Yoqneam 20692, Israel, on Tuesday, August 30, 2005, at 17:00 (local time) or at any adjournment or postponement thereof, as shown on the voting side of this card.

YOUR VOTE IS IMPORTANT. PLEASE SIGN AND DATE THE OTHER SIDE OF THIS CARD

(Continued and to be signed on the reverse side)

■	14475	■

ANNUAL MEETING OF SHAREHOLDERS OF GIVEN IMAGING LTD. August 30, 2005 Please date, sign and mail your proxy card in the envelope provided as soon as possible.

Please detach along perforated line and mail in the envelope provided.

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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF DIRECTORS AND “FOR” PROPOSALS 2 THROUGH 4.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR
BLACK INK AS SHOWN HERE ☒

					FOR	AGAINST	ABSTAIN
1.	To elect the nominees listed at right to serve as directors of the Company until the next Annual General Meeting of shareholders.		2.	To approve the compensation of the President and Chief Executive Officer of the Company.	☐	☐	☐
		NOMINEES:
☐	FOR ALL NOMINEES	O Mr. Doron Birger O Mr. Jonathan Silverstein O Mr. Chen Barir O Mr. Eyal Lifschitz O Prof. Anat Leowenstein O Mr. Gavriel D. Meron	3.	To approve changes to the compensation of the directors of the Company.	☐	☐	☐

☐	WITHHOLD AUTHORITY FOR ALL NOMINEES		4.

To reappoint the firm of Somekh Chaikin, a member of KPMG International, as the Company’s independent auditors until the Company’s next annual general meeting, and to authorize the Company’s board of directors to determine their remuneration.

					☐	☐	☐

☐	FOR ALL EXCEPT (See instructions below)

			This proxy will be voted as specified. If a choice is not specified, this proxy will be voted FOR the proposals and in the discretion of the proxies with respect to all other matters which may properly come before the meeting and any and all adjournments thereof.

INSTRUCTION:	To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here:●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

		☐
Signature of Shareholder	Date:	Signature of Shareholder	Date:
Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.
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